

Mail Stop 7010

February 2, 2007

via U.S. mail and facsimile

Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

> **Re:** **Tupperware Brands Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006, July 1, 2006 and**
> **September 30, 2006**
> **File No. 1-11657**

Dear Mr. Poteshman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief